UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2016
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Herc Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

27500 Riverview Center Blvd.
Address of Principal Executive Office (Street and Number)

Bonita Springs, FL 34134
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a.)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b.)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c.)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Herc Holdings Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2016 (“Annual Report”), within the prescribed time period because management requires additional time to complete its assessment of the Company’s internal control over financial reporting (“ICFR”).
On June 30, 2016, the Company separated (the “Spin-Off”) from Hertz Rental Car Holding Company, Inc. (“New Hertz”). Typically, a new public company is not required to report on the effectiveness of its ICFR in its first year-end report. However, due to the structure of the Spin-Off, even though the Company is considered the spinnee or divested entity for accounting purposes, the Company is nevertheless considered to be a “large accelerated filer” and management is required to assess and report for the first time on the Company’s ICFR as of December 31, 2016 based on management’s own risk assessment and lower materiality levels as a stand-alone company. A significant number of business process controls had to be established, documented and tested for the first time. In addition, management’s assessment must consider certain infrastructure and information technology (“IT”) systems that the Company inherited in connection with the Spin-Off and certain IT and other transition services that the Company receives from New Hertz that impact the Company’s control environment and, therefore, its ICFR. Due to this complexity and timing, management was unable to timely complete the assessment by March 1, 2017 without unreasonable effort or expense.

The Company believes that management’s assessment will conclude that the Company did not maintain effective ICFR as of December 31, 2016 because (1) material weaknesses that had been previously identified, as discussed in Part I, Item 4 of our Quarterly Reports on Form 10-Q for the quarters ended June 30 and September 30, 2016, including those previously disclosed by Hertz Global Holdings, Inc. (in its form prior to the Spin-Off), have not been fully remediated, and (2) management has identified new material weaknesses relating to ineffective controls over revenue recognition and the ineffective design of controls over certain IT systems that are relevant to the Company’s preparation of its consolidated and combined financial statements. More specifically, with respect to revenue recognition, the Company did not consistently maintain appropriate documentation evidencing the rental of revenue earning equipment or the sale of revenue earning equipment and, with respect to the design of controls over IT systems, user access controls were not designed or maintained to adequately restrict users and restrict or monitor privileged access to financial applications and data. Management may identify other material weaknesses as it completes its assessment of ICFR.
The Company expects to file its Annual Report on Form 10-K within the prescribed time allowed pursuant to Rule 12b-25.
Forward-Looking Statements
The Company’s expectations regarding the timing of the filing of its Annual Report and the results of management’s assessment of ICFR are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s or its independent registered public accounting firm’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 1, 2017, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and in its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Barbara L. Brasier	(239)	301-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒
No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the press release included as Exhibit 99.1 to the Company’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on March 1, 2017, the Company preliminarily reported a net loss of approximately $20 million in 2016, in comparison to net income of approximately $111 million in 2015.

Herc Holdings Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2017	By:	/s/ Barbara L. Brasier
	Name:	Barbara L. Brasier
	Title:	Senior Vice President and Chief Financial Officer